Paul Hastings

**Paul, Hastings, Janofsky & Walker**
Gaikokuho Jimu Bengoshi Jimusho
27F Ark Mori Building, P.O. Box [redacted]aka 1-chome, Minato-ku, Tokyo 107-6027 Japan
telephone (03) 3586-[redacted]5 / internet www.paulhastings.com

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Washington, D.C.

RECEIVED
2004 OCT 18 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045550

File No.: 82-34801

011-81-3-3586-4310
robertshiroishi@paulhastings.com

October 6, 2004

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

PROCESSED
OCT 21 2004 E
THOMSON
FINANCIAL

Robert Shiroishi
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

dlw 10/19

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

TKO/72396.1

ANNEX A

# LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE SEPTEMBER 21, 2004

JAPANESE LANGUAGE DOCUMENTS

1. Report Relating to the Issuance of Depositary Receipts and Over-the-Counter Registration of Depositary Receipts in Foreign Securities Markets dated September 28, 2004 (Exhibit 1) (English translation attached).

2. Press Release Regarding Establishment of ADR Program dated October 1, 2004 (Exhibit 2) (English translation attached).

# Exhibit 1

HOYA



HOYA Corporation 2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525, Tel: 03-3952-1160, Fax: 03-3952-0726

# Report Relating to the Issuance of Depositary Receipts and Over-the-Counter Registration of Depositary Receipts, etc., in Foreign Securities Markets

Submitted: September 28, 2004

To: President
Tokyo Stock Exchange, Inc.

Company Name: HOYA Corporation
Position and Name of Representative
Hiroshi Suzuki, President & CEO
Position and Name of Contact
Naoji Ito, Manager, Investor Relations
Telephone: 03-3952-1160
(Code 7741, Tokyo Stock Exchange, 1st Section)

Our company hereby advises you of the following regarding the issuance of depositary receipts.

| | |
|---|---|
| ① Issued Depositary Receipts: | American Depositary Receipts (ADRs) |
| ② Number of Shares of Underlying Stock Per 1 Depositary Receipt: | 1 ADR = 1 share of underlying stock |
| ③ Issuance Location: | U.S.A. |
| ④ Depositary: | Deutsche Bank Trust Company Americas |
| ⑤ Sub-depositary (Custodian): | Sumitomo Mitsui Banking Corporation |
| ⑥ U.S. Securities Code: | CUSIP: 443251 10 3<br>ISIN: US4432511032 |
| ⑦ Other Notable Items: | Over-the-Counter trading of Level-1 Sponsored ADRs (unlisted)<br>Start of Trading: October 1, 2004 (New York time) |

# Exhibit 2

File Number: 82-34801

HOYA

RECEIVED
2004 OCT 18 A 10: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**HOYA Corporation** 2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525, Tel: 03-3952-1160, Fax: 03-3952-0726

***News Release***

October 1, 2004

To all concerned parties

Company Name: HOYA CORPORATION
Representative: Hiroshi Suzuki, President & CEO
Address: 2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo, Japan
Code:7741, Tokyo Stock Exchange, 1st Section
Contact: Naoji Ito, Investor Relations
(Tel: 03-3952-1160)

# RE: Establishment of ADR Program

We will establish a Level-1 American Depositary Receipt (ADR) program, which will allow the distribution in the company's stock in the U.S. over-the-counter market (non-listed) in the form of ADRs.

1. Purpose for Establishing the ADR Program and Anticipated Effect

The purpose is to promote an expansion in investors by broadening the choices in available investment instruments of individual investors and small and medium size investors that are not able to invest in foreign stock since ADRs are treated as U.S. domestic securities.

By increasing investment opportunities for individual investors in the U.S., we anticipate that that will also lead to greater name recognition of the company in the U.S.

We have thus far focused efforts on IR activities through shareholder-oriented policies and intend to further reinforce IR activities by top management with the aim of distributing ADRs at the individual investor level.

2. Details of the ADR program

| | |
|---|---|
| ① Type of ADR program: | Sponsored ADR Level-1 |
| ② Start of Trading: | October 1, 2004 (New York time) |
| ③ Stock Conversion Rate: | 1 ADR = 1 share of underlying stock (1:1) |
| ④ U.S. securities code: | CUSIP: 443251103<br>ISIN: US4432511032 |
| ⑤ Depositary Bank: | Deutsche Bank Trust Company Americas |
| ⑥ Underlying Stock Custodian: | Sumitomo Mitsui Banking Corporation |

## Supplementary explanation

(1) What is an ADR?

ADR is the acronym for American Depositary Receipts, which are U.S. dollar denominated transferable registered securities that foreign companies can distribute in the U.S. instead of the underlying stock.

They facilitate investment in foreign stock by U.S. investors. The underlying stock is held in custody (deposit) in the issuing company's home country and ADRs are issued by the depositary bank in the U.S. based on the underlying stock.

(2) Types of ADRs

ADRs are divided into Levels 1-3 depending on whether new stock is issued, whether the company is listed or unlisted on U.S. stock markets and other conditions.

Level 1 offers a convenient means for foreign companies to distribute securities in the U.S. market, although new stock is not issued and since the company is not listed, stock is traded on the over-the-counter market. Companies are not obligated to make disclosures to the SEC based on certain procedures to the extent required by listed companies in accordance with U.S standards.

(3) Sponsored ADRs

The company issuing the underlying stock (sponsor) concludes a depositary agreement with a specific depositary bank and ADRs are issued by the depositary bank once the issuer, depositary bank and investor rights and obligations have been clarified.

In contrast, unsponsored ADRs are issued by the depositary bank based on investor demand without any involvement at all by the company issuing the underlying stock.

<table>
<tr><td rowspan="5">ADR</td><td rowspan="3">No public subscription or sales of new shares</td><td rowspan="2">Level Ⅰ</td><td rowspan="2">Non-listed</td><td>(Unsponsored)<br>・No involvement by company<br>・Issuance at the discretion of the depositary bank</td></tr>
<tr><td>(Sponsored)<br>・Company and depositary bank conclude contract<br>・Trading among securities companies<br>・No obligation for disclosure to the extent required by a listed company in accordance with US standards</td></tr>
<tr><td>Level Ⅱ</td><td>Listed only</td><td>・Listing on New York Stock Exchange, other stock exchange or NASDAQ<br>・Compliance with US accounting standards</td></tr>
<tr><td rowspan="2">Public subscription or sales of new shares</td><td>Level Ⅲ</td><td>Listing with public offering</td><td>・Listing on New York Stock Exchange, other stock exchange or NASDAQ<br>・Compliance with US accounting standards</td></tr>
<tr><td>144a</td><td colspan="2">(private placement; omitted)</td></tr>
</table>

(4) Mechanism of Level 1 ADR Issuance


US Investors
①ADR buy order
⑦ADR order execution
Securities Companies (New York/US)
⑥ADR issuance
ADR Depositary Bank (US)
② Common stock buy order
⑤ Underlying stock deposit confirmation
Tokyo Stock Exchange
③Purchase contract
Securities Companies (Tokyo/Japan)
④Underlying stock deposit
Underlying Stock Custodian Bank (standing proxy)